UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38376

__________________________

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

__________________________

Port Central S.A.

(Translation of registrant’s name into English)

__________________________

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

 CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 9, 2022	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

2

BUENOS AIRES, November 9, 2022

Notice: CPSA-GG-N-0428/22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) in compliance of Article 11, Section II, Chapter I, Title II of CNV Regulations (N.T. 2013) so as to inform you that the Company’s Board of Directors approved the amendment of point (iv) of the Terms and Conditions on the acquisition of own shares approved on October 11, 2022, as follows:

(iv)

Price to be paid for shares: the maximum price to be paid shall be USD 5,40 per American Depositary Receipt (“ADR”) in the New York Stock Exchange (“NYSE”) and up to a maximum of ARS 167 per common share in Bolsa y Mercados Argentinos.

The remaining terms and conditions remain in force as promptly approved.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3